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May 17, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street N.E.
Washington, D.C. 20549
Attn: Lauren Nguyen, Legal Branch Chief

Re:	FLEX LNG Ltd. Amended Registration Statement on Form 20-FR File No. 001-38904

Dear Ms. Nguyen:
This letter sets forth the response of FLEX LNG Ltd. (the “Company”) to the comment letter dated May 16, 2019 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form 20-F (the “Registration Statement”) that was filed via EDGAR on May 7, 2019 relating to the registration of the Company’s ordinary shares under the U.S. Securities Exchange Act of 1934, as amended. The Company has today filed via EDGAR this letter, together with its amended Registration Statement (the “First Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the First Amended Registration Statement. The following numbered paragraph corresponds to the numbered paragraph in the Comment Letter.
Registration Statement on Form 20-FR
Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources
Our Borrowing Activities
$250 Million Credit Facility, page 51
1.	Please file the agreement for your $250 million term loan facility or advise. Refer to Instruction 4 of the Instructions as to Exhibits of Form 20-F.

U.S. Securities and Exchange Commission
May 17, 2019

In response to the Staff’s comment, the Company has filed its $250 Million Credit Facility as Exhibit 4.13 to the First Amended Registration Statement.
Additionally, in response to the Staff’s oral comments that were received on May 16, 2019, the Company has revised the Exhibit Index in the First Amended Registration Statement to rename Exhibit 4.7 to clarify that the Flex Amber was previously named the Flex America. The Company has also filed a form of ordinary share certificate as Exhibit 2.1 to the First Amended Registration Statement.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274 or Filana R. Silberberg, Esq. at (212) 574-1308.
Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Keith J. Billotti
.	Keith J. Billotti, Esq